SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. __________)1

VINA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92719D100

(CUSIP Number)

copies to:
Donald W. Morgan Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035 (408) 941-4000	Jamie Chung, Esq. Cooley Godward LLP One Maritime Plaza, 20th Floor San Francisco, CA 94111 (415) 693-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

March 17, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

1     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provide in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92719D100	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larscom Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 35,820,265(1)

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 35,820,265(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,820,265(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 40.6%(2)

14	TYPE OF REPORTING PERSON CO

(1) 35,820,265 shares of VINA Common Stock are subject to Voting Agreements entered into by Larscom Incorporated and certain stockholders of VINA Technologies, Inc. (discussed in Items 3 and 4 below). Larscom Incorporated (“Larscom”) expressly disclaims beneficial ownership of any of the shares of VINA Common Stock covered by the Voting Agreements.

(2) As discussed in Items 4 and 5 below, the obligations under the Voting Agreement of certain stockholders holding 32,317,805 of the shares are subject to that certain Stockholders’ Agreement dated as of October 17, 2001 (the “Stockholder’s Agreement”) by and among VINA and the stockholder parties thereto, pursuant to which such stockholders have agreed to cause the voting of all shares of common stock held by them in excess of 35% of the voting power of VINA (or all shares in excess of 21,766,475 shares) in the same proportions as the VINA stockholders excluding the holders of such shares for the ten year period commencing on the date of the Stockholder’s Agreement.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Larscom Incorporated that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2.

Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”) of VINA Technologies, Inc. (“VINA”). The principal executive offices of VINA are located at 39745 Eureka Drive, Newark, California 94560.

Item 2. Identity and Background

(a)	This Statement is being filed by Larscom Incorporated (“Larscom”), a Delaware corporation, a manufacturer and marketer of high-speed network-access products for telecommunication service providers and corporate enterprise users.

(b)	The address of the principal office of Larscom is 1845 McCandless Drive, Milpitas, California 95035.

(c)	Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Larscom’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)	During the past five years, neither Larscom nor, to Larscom’s knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Larscom nor, to Larscom’s knowledge, any person named in Schedule I to this Schedule 13D, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each person named in Schedule I to this Schedule 13D is listed therein.

Item 3. Source and Amount of Funds or Other Consideration

     To facilitate the consummation of the Merger (as defined in Item 4 below) and to induce Larscom to enter into the Merger Agreement (as defined in Item 4 below), Larscom has entered into a Voting Agreement with certain stockholders of VINA. Larscom has not paid any additional consideration in connection with the execution and delivery of the Voting Agreement.

Item 4. Purpose of Transaction

     (a)-(b) Larscom entered into an Agreement and Plan of Merger, dated as of March 17, 2003, among Larscom, VINA, and London Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Larscom (“Transitory Sub”) (the “Merger Agreement”). Upon the terms and subject to the conditions of the Merger Agreement (including, but not limited to, the adoption by the stockholders of VINA and approval by the stockholders of Larscom of the issuance of Larscom Common Stock (as defined below) in connection with the Merger), Transitory Sub shall be merged with and into VINA (the “Merger”) in accordance with the Delaware General Corporation Law. Following the Merger, the separate corporate existence of Transitory Sub shall cease and VINA shall continue as the surviving corporation. Pursuant to the Merger Agreement, each share of Common Stock of VINA issued and outstanding immediately prior to the effective time of the Merger will be automatically converted into the right to receive 0.2659 of a validly issued, fully paid and nonassessable share of Larscom Common Stock,

3.

par value $0.01, as defined in accordance with the Merger Agreement (after giving effect to the reclassification of all shares of Class A Common Stock and Class B Common Stock into a single class of Common Stock of Larscom).

     Concurrently with, and as a condition to, the execution and delivery of the Merger Agreement by VINA, the persons named on Schedule II to this Schedule 13D (the “Specified Stockholders”) entered into a voting agreement, dated as of March 17, 2003, with Larscom (the “Voting Agreement”) concerning 35,820,265 shares of Common Stock held by the Specified Stockholders, as well as any other shares of capital stock of Larscom acquired by the Specified Stockholders after the date of and during the term of the Voting Agreement (collectively, the “Subject Shares”). Pursuant to the Voting Agreement, the Specified Stockholders agreed to vote all of the Subject Shares beneficially owned by them (i) for approval and adoption of the VINA Voting Proposal, including the Merger and the Merger Agreement, (ii) against any action or agreement that could reasonably be expected to result in a breach in any material respect of any covenant, representation or warranty or any other obligation of VINA under the Merger Agreement, or could reasonably be expected to result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled, (iii) against any Acquisition Proposal other than the Merger, the Merger Agreement and the transactions contemplated thereby, and (iv) against (A) any other extraordinary corporate transaction other than the Merger, the Merger Agreement and the transactions contemplated thereby, such as a merger, consolidation, business combination, reorganization, recapitalization or liquidation involving VINA or any of its subsidiaries or (B) any other proposal or transaction not covered by the foregoing which is intended, or could reasonably be expected to, impede, frustrate, prevent, hinder, delay or nullify the Merger, the Merger Agreement and the transactions contemplated thereby (capitalized terms used in this sentence but not otherwise defined shall have the meaning specified in the Merger Agreement). The obligations under the Voting Agreement of the Sierra Entities (as defined below) are subject to that certain Stockholders’ Agreement dated as of October 17, 2001 (the “Stockholder’s Agreement) by and among VINA and the Sierra Entities, pursuant to which the Sierra Entities have agreed to cause the voting of all shares of common stock held by them in excess of 35% of the voting power of VINA in the same proportions as the VINA stockholders excluding the Sierra Entities for the ten year period commencing on the date of the Stockholder’s Agreement. The Sierra Entities are defined as Sierra Ventures V, L.P., SV Associates V, L.P., Sierra Ventures VI, L.P., SV Associates VI, L.P., Sierra Ventures Associates VII, LLC, as nominee for its members, and Jeffrey M. Drazan.

     Pursuant to the Voting Agreement, the Specified Stockholders also irrevocably granted and appointed executive officers of Larscom as sole and exclusive attorneys, agents and proxies, with full power of substitution in each of them, to exercise all voting and related rights or, if applicable, to give consent to all matters described above. The proxy so granted will terminate upon any termination of the Voting Agreement in accordance with its terms. The Voting Agreement terminates on the earlier of the consummation of the Merger or termination of the Merger Agreement.

     References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, included as Exhibits 2.1 and 2.2, respectively, to this Schedule 13D, which are incorporated herein in their entirety where such references and descriptions appear.

     (c)  Not applicable.

     (d)  On consummation of the Merger, the board of directors of the Transitory Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. On consummation of the Merger, the officers of the Transitory Sub immediately prior to the effective time of

4.

the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. Larscom will appoint each of the directors and officers of Transitory Sub.

     (e)  Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f)  Not applicable.

     (g)  On consummation of the Merger, the Certificate of Incorporation of VINA will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Transitory Sub, as in effect immediately prior to the effective time of the Merger (except that the name of VINA will remain VINA Technologies, Inc.), and such Certificate of Incorporation of VINA, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. On consummation of the Merger, the Bylaws of Transitory Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation of VINA and such Bylaws.

     (h)-(i) On consummation of the Merger, the VINA Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq SmallCap Market.

     (j)  Other than as described above, Larscom currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     (a)-(b) As a result of the Voting Agreement, Larscom may be deemed to be the beneficial owner of at least 35,820,265 shares of VINA Common Stock, as of March 17, 2003. Such VINA Common Stock constitutes approximately 40.6% of the issued and outstanding shares of VINA Common Stock. Larscom also may be deemed to have shared voting power with respect to the foregoing shares of VINA Common Stock with respect to those matters described above. However, Larscom (a) is not entitled to any rights as a stockholder of VINA with respect to the foregoing shares of VINA Common Stock, and (b) disclaims any beneficial ownership of the shares of VINA Common Stock which are covered by the Voting Agreement. The obligations under the Voting Agreement of the Sierra Entities are subject to the Stockholder’s Agreement, pursuant to which the Sierra Entities have agreed to cause the voting of all shares of common stock held by them in excess of 35% of the voting power of VINA in the same proportions as the VINA stockholders excluding the Sierra Entities for the ten year period commencing on the date of the Stockholder’s Agreement.

     To the knowledge of Larscom, no person listed on Schedule I to this Schedule 13D has an equity or other ownership interest in VINA. Set forth on Schedule II to this Schedule 13D are the names of the Specified Stockholders who executed a Voting Agreement and the number of shares beneficially owned by each such person. Set forth in Schedule III to this Schedule 13D is, to the knowledge of Larscom, the respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is located conducted, of each person with whom Larscom shares the power to vote or to direct the vote or to dispose or direct the disposition of VINA Common Stock.

     (c)  Neither Larscom nor, to Larscom’s knowledge, any person named in Schedule I to this Schedule 13D, has affected any transaction in VINA Common Stock during the past 60 days, except as disclosed above.

5.

     (d)  Not applicable

     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as described in Item 4 above, to the best knowledge of VINA, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of the VINA, including, but not limited to, transfer or voting of any of the VINA’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

6.

Item 7. Material To Be Filed as Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of March 17, 2003 among VINA Technologies, Inc, Larscom Incorporated and London Acquisition Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Larscom on March 20, 2003).

2.2	Voting Agreement dated as of March 17, 2003 between Larscom Incorporated and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Larscom on March 20, 2003).

[signature page attached]

7.

Item 8. Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2003

(Date)

LARSCOM INCORPORATED

/s/ Donald W. Morgan

(Signature)

Donald W. Morgan Vice President and Chief Financial Officer

(Name/Title)

8.

Schedule I

Executive Officers and Directors of Larscom Incorporated

Title, Present Principal Occupation
Name, Employer and Address	or Employment	Citizenship

Lawrence D. Milligan Axel Johnson Inc 300 Atlantic Street Stamford, Connecticut 06901-3530	Chairman of the Executive Committee of the Board of Directors	U.S.

Allen R. Adams VoiceRamp Technologies, Inc. 2140 Lake Park Blvd., Suite 500 Richardson, TX 75080	Chairman and Chief Executive Officer	U.S.

Richard E. Pospisil RP Associates Consulting Services 16530 Stevens Canyon Road Cupertino, CA 95014	President	U.S.

Desmond P. Wilson III Axel Johnson Inc 300 Atlantic Street Stamford, Connecticut 06901-3530	President and Chief Executive Officer	U.S.

Donald G. Heitt 7717 E. Conquistadores Drive Scottsdale, AZ 85255	Retired	U.S.

Daniel L. Scharre Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	President and Chief Executive Officer	U.S.

Donald W. Morgan Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Vice President and Chief Financial Officer	U.S.

Gurdip Jande Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Vice President of Marketing	U.S.

Leonard J. Eisenstein Larscom Incorporated 1845 McCandless Drive Milpitas, CA 95035	Vice President of Worldwide Sales	U.S.

9.

Schedule II

Specified Stockholders and Percentage of VINA Common Stock

	Number of Shares of	Percentage of
	VINA Common Stock	Outstanding (1) Shares
Specified Stockholder	Beneficially Owned	of VINA Common Stock

Sierra Ventures V, L.P.	8,591,484	13.81%
SV Associates V, L.P.	0	0.0%
Sierra Ventures VI, L.P.	1,621,506	2.61%
SV Associates VI, L.P.	0	0.0%
Sierra Ventures VII, L.P.	21,061,317	33.87%
Sierra Ventures Associates VII, LLC, as nominee for its members	874,520	1.41%
Jeffrey M. Drazan	168,978	*
W. Michael West	1,366,015	2.20%
John F. Malone	0	*
Philip J. Quigley	241,563	*
Paul Scott	0	0.0%
Joshua M. Soske	1,443,684	2.32%
Stanley E. Kazmierczak	393,000	*
C. Reid Thomas	58,198	*

*	- Less than one percent.

(1)	Based on 62,189,930 shares outstanding on March 14, 2003.

10.

Schedule III

Employment Information of Specified Stockholders

Principal Occupation
Specified Stockholder	or Employment	Name and Address of Employer

Sierra Ventures V, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

SV Associates V, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

SV Associates V, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures VI, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

SV Associates VI, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures VII, L.P.	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Sierra Ventures Associates VII, LLC, as nominee for its members	Making venture capital and similar investments	2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

Jeffrey M. Drazan	General Partner	Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, California 94025

W. Michael West	Chief Executive Officer	VINA Technologies, Inc. 39745 Eureka Dr. Newark, CA 94560

John F. Malone	President and Chief Executive Officer	The Eastern Management Group One Crossroads Drive Bedminster, NJ 07921

Philip J. Quigley	Retired Executive	2241 Forest View Avenue Hillsborough, CA 94010

Paul Scott	Vice President	Vocera Communications 20230 Stevens Creek Blvd, Suite C, Cupertino, CA 95014

Joshua M. Soske	President	International Design & Research 1288 Norval Way San Jose, CA 95125

Stanley E. Kazmierczak	Vice President and Chief Financial Officer	VINA Technologies, Inc. 39745 Eureka Dr. Newark, CA 94560

11.

Principal Occupation
Specified Stockholder	or Employment	Name and Address of Employer

C. Reid Thomas	Executive Vice President, Sales and Product Marketing	VINA Technologies, Inc. 39745 Eureka Dr. Newark, CA 94560

12.

Exhibit Index

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated as of March 17, 2003 among VINA Technologies, Inc, Larscom Incorporated and London Acquisition Sub (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Larscom on March 20, 2003).

2.2	Voting Agreement dated as of March 17, 2003 between Larscom Incorporated and the stockholders listed on the signature page thereto (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Larscom on March 20, 2003).

13.